Exhibit 3.1

SIONIX CORPORATION
CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
ADDITIONAL ARTICLES

(Pursuant to NRS 78.385 AND 78.390)

2.	The articles have been amended as follows: Section 4.1 of Article 4 of the Articles of Incorporation of the corporation is hereby deleted and the following shall appear in its place:

“Section 4.1 The total number of shares of stock that the Corporation shall have authority to issue is 610,000,000, of which (i) 600,000,000 with a par value of $0.001 per share shall be designated as “Common Stock”, and (ii) 10,000,000 shares with a par value of $0.001 per share shall be designated as “Preferred Stock.”

Section 4.2 is added to the Articles of Incorporation of the corporation as follows:

“Section 4.2 Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock as Preferred Stock of any series and, in connection with the creation of each such series, to fix by the resolution or resolutions providing for the issue of shares thereof, the number of shares of such series, and the designations, powers, preferences, and rights, and the qualifications, limitations and restrictions, of such series, to the full extent now or hereafter permitted by the laws of the State of Nevada.  The authority of the Board of Directors with respect to each series of the Preferred Stock shall include, but not be limited to, determination of the following:

(a)           The number of shares constituting that series and the distinctive designation of that series;

(b)           The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)           Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d)           Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)           Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)           Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g)           The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h)           Any other relative rights, preferences and limitations of that series.”